Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Synergy Overview SoftBank Corp. May 2013

Cautionary Statement Regarding Forward Looking Statements
This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,”
“should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.
This document contains forward-looking statements relating to the proposed transactions between Sprint Nextel Corporation
(“Sprint”) and SoftBank Corp. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”), and the proposed acquisition by Sprint of Clearwire Corporation (“Clearwire”). All statements, other than historical facts, including, but not limited to: statements regarding the expected timing of the closing of the transactions; the ability of the parties to complete the transactions considering the various closing conditions; the expected benefits of the transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.
The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) there may be a material adverse change of SoftBank; (2) the proposed financing may involve unexpected costs, liabilities or delays or may not be completed on terms acceptable to SoftBank, if at all; and (3) other factors as detailed from time to time in Sprint’s, Starburst II’s and Clearwire’s filings with the Securities and Exchange Commission (“SEC”), including Sprint’s and Clearwire’s Annual Reports on Form 10-K
for the year ended December 31, 2012, and other factors that are set forth in the proxy statement/prospectus contained in
Starburst II’s Registration Statement on Form S-4, which was declared effective by the SEC on May 1, 2013, and in other materials that will be filed by Sprint, Starburst II and Clearwire in connection with the transactions, which will be available on the
SEC’s web site (www.sec.gov). There can be no assurance that the transactions will be completed, or if completed, that such transactions will close within the anticipated time period or that the expected benefits of such transactions will be realized.
All forward-looking statements contained in this document and the documents referenced herein are made only as of the date of the document in which they are contained, and none of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

SoftBank / Sprint Synergy Framework
SoftBank projects more than $2bn of average annual Sprint operating expense synergies from 2014 – 2017 with an annual run-rate of over $3bn by 2017
SoftBank also projects Sprint capital expenditure synergies of 32% to 36% of
Sprint’s planned network investment through 2017
SoftBank’s synergy views are informed by 9 months of pre-announcement diligence and continuing post-closing planning discussions with Sprint management
Synergy projections are driven by pro forma network and subscriber scale benefits as well as implementation of SoftBank operational / technology expertise
SoftBank’s synergies plus its $8bn primary investment will accelerate Sprint’s ongoing turnaround and position it to become the U.S. wireless industry’s technology and operational leader

SoftBank / Sprint OpEx Synergy Drivers
Item
% of 2014 - 2017
OpEx Synergies Description
Device / Accessory
Procurement
38%
- Joint development through SoftBank global vendor relationships
- Develop comprehensive portfolio of emerging products
- Volume incentives / discounts from joint purchasing power
Network OpEx 19% - Implementation of SoftBank traffic management and network technology best practices
- Insourcing of network monitoring and maintenance
Churn Improvement 16%
- Improved credit screening and pricing structures
- Results in CPGA savings
IT 13%
- Joint development of cost-efficient IT platform
- Consolidation of IT development and operations resources
Customer Care 14%
- Implementation of SoftBank care service structure
- Improvement of average handling times
Source: SoftBank Projections.
1
Includes handsets, connected devices, accessories, insurance and related costs.
SoftBank projects average annual operating expense synergies of more than $2bn from 2014 – 2017 with an annual run-rate over $3bn by 2017
1

SoftBank / Sprint CapEx Synergy Drivers
Item
% of 2014 - 2017
CapEx Synergies Description
Vendor Scale Benefits 42% - Equipment / construction incentives and discounts from joint purchasing power
Traffic Management 7% - Implementation of SoftBank traffic management efficiencies
- Capacity improvement reduces new sites / network capacity
Core Capacity Build 33% - Future network capacity requirements due to growth in subscriber data traffic
- Leverage joint purchasing power and SoftBank relationships
8T8R Deployment 18%
- Implementation of new technology for TDD LTE BTS
- Reduces required new sites
SoftBank also projects to generate capital expenditure synergies of 32% to 36% of
Sprint’s planned network investment through 2017
Source: SoftBank Projections.

Device / Accessory Procurement OpEx Synergies
(% Discount)
Joint development
through SoftBank
global vendor
relationships
Develop comprehensive
portfolio of emerging
products
Volume incentives /
discounts from joint
purchasing power
Source: SoftBank Projections.
Note: Reflects % discount to projected budget.
1
Includes handsets, connected devices, accessories, insurance and related costs.
1
3.3%
5.7%
8.3%
8.4%
2014 2015 2016 2017

IT OpEx
(% of Service Revenue)
Consolidation of
development
resources
Independence
from vendors
Joint development
of cost-efficient IT
platform
Source: SoftBank Projections.
1
SoftBank Mobile IT expense as % of SoftBank Mobile service revenue.
Historical Performance
1
Opportunities
1.9%
1.5%
1.2%
1.0%
0.8%
0.7%
0.6%
2006 2007 2008 2009 2010 2011 2012
66%
Improvement since
Vodafone Acquisition

Customer Care OpEx
(Customer Care per Subscriber)
Improved handling
times
Enhanced care
service structure
Paperless operations
Collections rate
improvement
Source: SoftBank Projections.
1
SoftBank Mobile customer care expense per subscriber.
Historical Performance
1
Opportunities
$11.8
$11.7
$10.2
$9.5
$8.4
$8.2
$7.0
2006 2007 2008 2009 2010 2011 2012
41%
Improvement since
Vodafone Acquisition

Involuntary Churn OpEx
(% Involuntary Churn)
Source: SoftBank Projections.
1
SoftBank Mobile 3G involuntary churn.
Improved credit
analysis
New pricing
structures
Involuntary churn
reductions
CPGA savings
67%
Improvement since
Vodafone Acquisition
Historical Performance
1
Opportunities
0.24%
0.33%
0.21%
0.15%
0.11% 0.11%
0.08%
2006 2007 2008 2009 2010 2011 2012

Network Scale CapEx Synergies
(% Discount)
Network equipment
and construction
incentives / discounts
from joint purchasing
power
Focus on post-Network
Vision build
Source: SoftBank Projections.
Note: Reflects % discount to network investment plan, excluding core network equipment.
26.0%
27.6%
21.1%
18.7%
2014 2015 2016 2017